Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 001-16125)

Investor Relations Contact:

Advanced Semiconductor Engineering, Inc. Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678	Siliconware Precision Industries Co., Ltd. Mike Ma, Spokesperson mikema@spil.com.tw Tel: +886.4.2554.5527

November 18, 2016

Joint Announcement by ASE and SPIL

November 18, 2016 - Advanced Semiconductor Engineering, Inc. ( TWSE code: 2311, NYSE code: ASX; “ASE”) and Siliconware Precision Industries Co., Ltd. (TWSE code: 2325, NASDAQ code: SPIL; “SPIL”) jointly announced today that on November 16, 2016, the Taiwan Fair Trade Commission (the “TFTC”) resolved to give clearance to the notification submitted by ASE on July 29, 2016, in respect of the merger participated by ASE and SPIL as well as a new holding company (“HoldCo”) established through share exchange (the “Share Exchange”) between the two companies based on the joint share exchange agreement between ASE and SPIL dated June 30, 2016 (the “Joint Share Exchange”).

ASE and SPIL respectfully agree with the TFTC’s press release, which indicates, among other things, that “the overall economic benefits outweigh the disadvantages resulting from competition restrictions from the Share Exchange”, “most of the respondents think the dual-brand independent operation model will reduce the impacts of adjusting the price”, “the Share Exchange has not caused obvious restrictive effects on competition in the global semiconductor packaging and testing market” and “the Share Exchange will also stimulate the development of technology for related industry supply chain.” ASE and SPIL firmly believe the completion of the Share Exchange will help improve their strategic position and create new opportunities for the future development and sustainable operations of the semiconductor industry, and will allow both companies to provide customers with better-quality, more efficient and wider -spectrum of packaging and testing services.

According to the Joint Share Exchange Agreement, the Share Exchange is subject to approval, consent or a decision not to prohibit the transaction by the antitrust law enforcement authorities of relevant countries or regions and approval by the shareholders' meetings of each of ASE and SPIL. ASE and SPIL will continue to obtain necessary approvals for the Share Exchange in accordance with the Joint Share Exchange Agreement and relevant laws and regulations.

Safe Harbor Notice:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on ASE’s or HoldCo’s (if established) own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements in this press release. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. ASE cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established) actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2015 Annual Report on Form 20-F filed on April 29, 2016.

This press release is not an offering of securities for sale in any jurisdiction:

ASE may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed Joint Share Exchange. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4 (if filed), the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.

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